A.G.P./Alliance Global Partners

590 Madison Ave., 28th Floor

New York, NY 10022

July 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptevo Therapeutics Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-273067) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 26, 2023, in which A.G.P / Alliance Global Partners as Placement Agent, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for 5:30pm Eastern Time on July 27, 2023, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,
A.G.P / Alliance Global Partners

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

IF " DOCVARIABLE "SWDocIDLocation" 1" = "1" " DOCPROPERTY "SWDocID" 4874-5569-6753, v.4" "" 4874-5569-6753, v.4